Shareholder Letter Q4 FY20 | July 30, 2020

From the CEOs This is a dynamic moment in time: for Atlassian, for the teams and customers we serve, and for the greater global social and economic fabric. On one hand, we’re proud of our strong fiscal 2020 results. We adapted quickly to operate as a fully-remote company in the face of the COVID-19 pandemic, and empowered many customers to do the same through our mission-critical work management products. We delivered value to teams at over 174,000 customers, 150,000 of which are in the cloud. We made significant progress building a strong foundation in our transformation to a cloud-first company. We generated $1.6 billion in revenue, pairing 33% YoY growth with strong non-IFRS profitability and cash flow. On the other hand, the world around us is in upheaval. COVID-19 is affecting the well-being of millions and causing the global economy to retrench. The pandemic is also exposing just how fragile our economy, healthcare, and social systems are. The Black Lives Matter movement has put a spotlight on systemic racial injustice, and events like the Australian bushfires highlight the devastation possible when we ignore existential threats like climate change. Teams will create solutions to these problems, and amidst the current macro climate, our job is to make those teams resilient and successful. True to our words last quarter, we will make tough choices that other companies will shy away from, and support our customers as we realize our mission. Fiscal 2021 will be a challenging year. We will lean into the headwinds we face as a business, and be bold as we push through the turbulence. This will lead us to unleash the potential of teams, create massive impact for customers, and continue our transformation into a $5 billion+ global software leader. Q4 FY20 2

Playing offense for the long-term We operate with a long-term mindset to drive durable growth measured over decades. We are not afraid to trade short-term growth for a stronger long-term outlook. We will use the momentum and financial strength from fiscal 2020 to fuel our direction in fiscal 2021. We’re focused on playing offense in the five following areas (with additional details specific to our fiscal 2021 outlook in the Financial highlights section): 1 Advancing our customers’ path to the cloud We’ve made significant progress on building our technology platform (see following Atlassian’s cloud journey graphic ), but we need to accelerate the migration of our customer base. Today, the vast majority of our 174,000 customers use our cloud products. In fact, we just surpassed 150,000 cloud customers. At the same time, we still have a large on-premises installed base, comprising approximately 75% of paid users for Jira Software and Confluence. Also, cloud revenue is still slightly less than half of total revenue. We have work to do. Our customers know their future with Atlassian is in the cloud. 95% of new customers choose our cloud products. Server demand growth from existing customers has also slowed as we’ve focused the majority of product investment in the cloud. In fiscal 2021, we will pedal even harder to help customers make the switch, building on the 60% year-over-year increase in paid user migrations from server to cloud we saw in fiscal 2020. As a result, in fiscal 2021 the overall server business will contract, consistent with our strategy. By contrast, we’ll use every tool available to spur migrations to the cloud over the next few years, including: large scale R&D investment, new product innovation, effective migration tools, partner migration services, and generous cloud discounts for eligible migrating customers. 2 Supporting our customers through COVID-19 One of our core values is “Don’t #@!% the Customer,” and we will be sensitive to customers facing challenges due to COVID-19. Pricing will have a modest contribution to our growth in fiscal 2021, in contrast to prior years. We will also continue supporting customers by providing extended terms and concessions to the subset most in need. Q4 FY20 3

3 Offering free editions In early March, we made the decision to accelerate the rollout of free cloud editions of Jira Software, Confluence, and Jira Service Desk. This adds to our existing portfolio of products with free editions, including Trello, Bitbucket, and Opsgenie. With the free rollout, we’ve seen sign- ups for Jira Software, Confluence, and Jira Service Desk increase over 150% year-over-year. We’re leveraging our experience from the successful introduction of starter licenses in 2009, which allowed customers to land at a significantly reduced $10 price. This move proved instrumental to our growth over the past decade. Similarly, free editions will play a critical role in expanding our top-of-funnel user base. Free editions will increase the number of word-of- mouth advocates and deliver user insights to increase product improvements. In the short-term, free editions create a headwind to paid customer growth due to a longer conversion cycle. But in the long-term, they will help us achieve our goal of 100 million monthly active users. 4 Investing for the long-term. Fiscal 2021 will be a meaningful investment year for Atlassian. We’ll continue investing to pursue the large market opportunities ahead of us, despite macro headwinds and slower revenue growth. At a time when there’s great talent available, we plan to hire 1,000+ new Atlassians, with the majority in R&D. We’ll look to invest in our platform, cloud services, migration tools, new product initiatives, and in improvements across the cloud portfolio. We readily acknowledge that this decision affects our fiscal 2021 operating margin and free cash flow profitability. Nonetheless, we believe this is the right long-term decision to make, informed by our experience during the last recession. 5 Strengthening our position through M&A. We will continue to strengthen our long-term market position through smart acquisitions. Over the past few months, we’ve welcomed two terrific companies to Atlassian: Halp in May and Mindville, which we announced today. Both bolster our IT service management (ITSM) value proposition, as well as our work management offering for non-technical teams (more detail below). Q4 FY20 4

Going cloud-first: climbing the second peak Going cloud-first is our most important priority because our customers want to be in the cloud. In return, the cloud gives us better insights into how customers use our products, helping us better meet their needs. Over the past four years, we’ve built a world-class, scalable, cloud-native platform so that in fiscal 2021 we can increase focus on migrating our largest customers to the cloud. We’ve climbed the first peak on our cloud journey. From the outset of our cloud investment, we took a long-term approach and built our development platform the right way — from the ground-up. The Development Platform graphic below shows the progress we’ve made. Key milestones include: forking our code-base to improve the cloud performance in fiscal 2017, migrating our infrastructure to AWS and becoming multi-tenant in fiscal 2018, and building several common services to boost development speed and better integrate our cloud products between fiscal 2018 and fiscal 2020. As a testament to our cloud development capability, Access, the first product built natively on our platform and launched two years ago, just reached 1 million paid users. We’ve also seen tangible progress across several technical metrics. Development speed, as measured by the number of deployments per day, has tripled from 400 in fiscal 2018 to more than 1,200 in fiscal 2020. User scalability has also dramatically improved. In fiscal 2018, Jira Software and Confluence supported only 2,000 users. Since then, we’ve steadily raised this number to 5,000 and then 10,000. This will become unlimited with the fiscal 2021 launch of Cloud Enterprise, paving a path for our largest customers to move to the cloud. In fiscal 2020, we built new editions to ensure we have offerings that align with our customers’ needs, budgets, and sophistication. At this time last year, Standard was the only available edition for customers wanting to use Jira or Confluence in the cloud. In Q1, we launched Premium, giving large organizations the ability to deploy our products with greater user scale, 99.9% SLA uptime, and increased levels of support. In Q2, we announced the beta launch of the Forge development platform, giving 3rd party developers a robust approach to building ecosystem cloud apps. In Q3, we opened up free editions to small teams wanting to use our products. And at Virtual Summit in Q4, we announced early access to Cloud Enterprise for the world’s largest companies, which will be widely available in fiscal 2021. We’ve come a long way in 12 months. Starting in fiscal 2021, we will be laser-focused on bringing all Atlassian customers to the cloud over the coming years. We are now mature enough to support any customer of any size across a full ladder of editions. We’ve started our ascent on the second peak in our cloud journey. Q4 FY20 5

Atlassian's multi-year cloud journey

FY16 - FY18

Looking to a cloud future

Forked code base to cloud-only

AWS-hosted multi-tenant from self-hosted single tenant

Cloud ~25% revenue

FY18 - FY20

Scaled first peak: cloud-first platform

4 cloud editions

8 cloud acquisitions

25% paid users, approaching 50% revenue

95% new customers cloud-based, 80%+ of all customers have cloud deployments

3x improvement development speed

4 cloud foundation platforms

5x improvement user scalability

FY21 and beyond

Scaling second peak: cloud-first business and product

90%+ cloud revenue, majority paid users

100% new customers cloud-based

Unlimited user scalability

50+ enterprise features added



ATLASSIAN Q4 FY20 6

Unleashing collaboration in three core markets

Our mission is to unleash the potential of every team, and we remain focused on three core markets. We are mission-critical for teams across agile development, ITSM, and work management for all.

Agile development

In June, we announced 12 new DevOps features, automations, and integrations designed to further unify Jira as a single source of truth for developers. Developers are increasingly less productive because they have to battle a disconnected toolset, manual processes, and collaboration challenges. Integration is the answer. 90% of development teams report that DevOps positively impacts their business, but 84% say they face significant barriers to implementation. Through recent improvements, Jira Software, Opsgenie, Bitbucket, and Statuspage are now better connected, have stronger automation capabilities, and are more deeply integrated to a myriad of third-party partners.


COLLABORATION AND COMMUNICATION
PLAN
BUILD
CONTINUOUS
CONTINUOUS FEEDBACK
INTEGRATION AND DEPLOYMENT
OPERATE
MONITOR
COLLABORATION AND COMMUNICATION

Jira Align

Separately, Atlassian was recently named by Gartner as a Leader in their 2020 Magic Quadrant for Enterprise Agile Planning Tools. The report[1] positions Atlassian as furthest for Completeness of Vision. The combination of Jira Align plus Jira Software for team-level work allows companies such as Anthem, NCR, and Nielsen to connect their teams to the business objectives of the entire enterprise. We are excited about Jira Align's potential to connect all users, teams, and projects across large organizations.

(1) Gartner "Magic Quadrant for Enterprise Agile Planning Tools," Keith Mann, et al, 21 April 2020

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this [type of filing]), and the opinions expressed in the Gartner Content are subject to change without notice.

ATLASSIAN Q4 FY20 7

ITSM + As software continues to eat the world, the lines between software development and IT have blurred. ITSM is one of the fastest growing parts of our business (see the Customer highlights section for ITSM enterprise customer case studies), and we continue to double down on delivering a platform that bridges development and IT. The acquisition of Mindville brings world class configuration management database (CMDB) capability to Jira Service Desk. This is consistently the most asked-for feature from IT teams, who can now track and configure hardware and software applications directly in our products. Mindville continues our thoughtful progress in building a portfolio for IT customers, from launching Jira Service Desk, to acquiring Statuspage and Opsgenie. We have clear momentum in our strategy to drive collaboration between IT professionals and software developers. They need a single platform to manage their work. Atlassian delivers that platform. Mindville has been a long-standing Platinum Marketplace Partner, and is already natively integrated into Jira Service Desk. Companies such as NASA, Samsung, and Spotify are among the 1,700 customers that already trust Mindville to unleash the potential of their IT teams. More information on Mindville can be found at Mindville.com. Work management for all + We’re also excited to welcome Halp, which we acquired in May. Today’s teams rely on messaging apps like Slack for their real-time communication. Halp uses messaging to turn Slack into an internal help desk for any team from marketing, security, legal, finance, support, and IT. A simple emoji or chat message can quickly be turned into a work management ticket. Halp reinforces our ITSM strategy by seamlessly extending Jira Service Desk into Slack. Halp also offers two-way integration with Confluence, as well as Zendesk. And we’re committed to supporting additional applications including Microsoft Teams. Internal teams at Adobe, Home Depot, GitHub, Slack, ClassPass, and thousands more use Halp every day. Check out Halp.com for more information and the Strava customer story below. Q4 FY20 8

In conclusion We conclude fiscal 2020 determined to drive change by growing our business and creating lasting customer value. Teams have never been more important to the world, and we take seriously our responsibility to help them thrive amidst global upheaval. As we look forward, several initiatives make that change possible. We are on the cusp of giving any customer of any size a world-class cloud experience. This unlocks massive accessibility and productivity potential. Our commitment to R&D investment and innovation helps us deliver awesome products that empower teams to shape global impact. And we’ll continue to work for social and environmental progress in whatever we do through our sustainability commitment. And finally, thank you to our employees. For your resilience, for your determination, for your creativity, and for your inspiration during these incredibly challenging times. You make possible all that we achieve as a company. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and co-CEO Co-founder and co-CEO Q4 FY20 9

Cameron Deatsch, Chief Revenue Officer

Customer highlights

Our customers come from a diverse array of industries and geographies, from start-ups to large enterprises. Our highly efficient and automated sales model creates that diversity. In Q4’20, we had a total customer count of 174,097. We added 3,046 net new customers during the quarter, and more than 95% of new customers chose one or more cloud products. In Q4, we surpassed 150,000 total cloud customers.

We continue to see strength at both ends of our customer base. Throughout Q4, free editions drove strong top-of-funnel activity, with sign-ups to Jira Software, Confluence, and Jira Service Desk increasing over 150% year-over-year.



Customers
Period ended
131,684
138,235 *
144,038
152,727 **
159,787
164,790
171,051
174,097
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

*Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2'19.
**Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q4 FY20
10

In addition, large customers continue to expand their relationships with Atlassian at a faster rate than our overall base. This highlights how our products are mission-critical to the most important enterprise workflows. At the end of fiscal 2020, we had: • 5,892 customers spending $50,000+, up 44% year-over-year. • 267 customers spending $500,000+, up 56% year-over-year. • 104 customers spending $1,000,000+, up 76% year-over-year. At the same time, during Q4 our net new customer additions were negatively impacted by two factors: COVID-19 and the widespread rollout of free delaying paid customer conversion. We expect both headwinds to persist during fiscal 2021. Some of the new customers added during the quarter include daily deals site Woot.com, in- home medical care provider Landmark Health, Graz University of Technology in Austria, Canadian video game developer Next Level Games, and sugar producer Zucarmex. Customers use our products in a variety of ways, across all types of teams. Each quarter we share stories that customers have shared with us. These examples illustrate how our products are mission-critical and versatile across a diverse array of workflows, teams, departments, and companies. This quarter we’ve highlighted two enterprise ITSM stories - Balyasny Asset Management turning to Jira Service Desk, and how Strava is leveraging Halp to significantly improve IT ticketing. Q4 FY20 11

BALYASNY Switching to Atlassian for enterprise ITSM Balyasny Asset Management L.P. (BAM) is a global multi-strategy investment firm. To deliver always-on service and support to their global offices and client base, BAM turned to Atlassian to solve its IT service management needs. By extending their existing Atlassian suite from Jira Software and Confluence to include Jira Service Desk, developer teams benefited from familiarity with the platform. In contrast to the lengthy and complicated deployment required to implement legacy ITSM platforms, Jira Service Desk was rolled out smoothly in just one month. The intuitiveness of Jira Service Desk meant that BAM’s users didn’t need specialized onboarding, and new admins could complete a self-serve Atlassian University training in a matter of days. BAM now has a user-friendly, comprehensive ITSM solution that has the flexibility to meet the organization’s workflow needs. “We’ve gone from a really expensive platform that wasn’t what we needed to an affordable platform that allows teams to operate more efficiently.” Dennis Roche, Head of Global Infrastructure, Balyasny STRAVA Improving IT resolution by over 90% Strava is a leading fitness-oriented social network for athletes, using a mobile app to connect millions of runners and cyclists. Strava’s global team is distributed across three offices, and its IT team relies heavily on efficiency to deliver great service. Strava’s web-based IT ticketing system was broken, with nearly 75% of IT requests untracked. Strava employees would forgo the traditional web portal and instead send IT support requests through direct messages in a Slack channel, which were difficult to track and manage. This led to nearly three-hour response and resolution times, creating confusion and frustration for the IT team and all employees. Strava turned to Halp to create a comprehensive ticketing system. The IT team increased the issues tracked by 90%, and decreased the response and resolution time by approximately 90%. Q4 FY20 12

James Beer, Chief Financial Officer

Financial highlights

Fourth quarter and fiscal 2020 financial summary

(in thousands, except per share data)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2020	2019	2020	2019
IFRS Results				
Revenue	$430,476	$334,586	$1,614,173	$1,210,127
Gross profit	$360,364	$273,457	$1,345,366	$999,842
Gross margin	*83.7%*	*81.7%*	*83.3%*	*82.6%*
Operating income (loss)	($3,280)	($32,444)	$14,086	($63,362)
Operating margin	*(0.8%)*	*(9.7%)*	*0.9%*	*(5.2%)*
Net loss	($385,223)	($237,517)	($350,654)	($637,621)
Net loss per share - diluted	($1.56)	($0.99)	($1.43)	($2.67)
Cash flow from operations	$123,341	$117,726	$574,210	$466,342
Non-IFRS Results				
Gross profit	$370,700	$287,269	$1,394,662	$1,045,289
Gross margin	*86.1%*	*85.9%*	*86.4%*	*86.4%*
Operating income	$82,453	$55,898	$370,016	$251,201
Operating margin	*19.2%*	*16.7%*	*22.9%*	*20.8%*
Net income	$63,013	$51,213	$288,807	$214,546
Net income per share - diluted	$0.25	$0.20	$1.15	$0.86
Free cash flow	$95,707	$98,163	$500,376	$422,150

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Fourth quarter and fiscal 2020 highlights

We're pleased with our strong financial performance in Q4'20 and fiscal 2020. These results represent steady execution in the face of a challenging macroeconomic environment and consistent progress towards our long-term goals. Highlights include:

- Subscription revenue, which is primarily cloud driven, continues to show strong growth. For Q4'20, subscription revenue grew 42% year-over-year. For fiscal 2020, subscription revenue grew 47% year-over-year. Subscription revenue continues to be the primary driver of total revenue growth, relative to maintenance and license revenue.

- We continue to execute well against our ambitious hiring plans. We added 450 new Atlassians in Q4'20 and over 1,200 new Atlassians in fiscal 2020. The majority of our new hires are focused on R&D. We will leverage our strong financial position to continue adding top-tier talent in fiscal 2021.

ATLASSIAN Q4 FY20 13

• We capped off fiscal 2020 with strong results across gross margin, operating margin, and free cash flow margin. We’re especially pleased with these results given our continued investments to scale the cloud business. Our strong financial position provides us with flexibility to invest purposefully in fiscal 2021 to bolster our cloud strategy. During Q4, we encountered revenue headwinds due to COVID-19 and the related macroeconomic environment. We felt this impact primarily in April and May, and it centered on our cloud business, which is oriented more towards small and medium businesses (SMB). As we look to fiscal 2021, we will maintain our focus on playing offense to drive durable, long- term growth. As Mike and Scott noted in the From the CEOs section, we will make several short-term tradeoffs to better position ourselves to drive value for customers, and emerge from this challenging environment on a strong path towards our $5 billion+ revenue goal. Fourth quarter fiscal 2020 results Revenue Total revenue for Q4’20 was $430.5 million, up 29% year-over-year. Revenue by line item in Q4’20: • Subscription revenue was $257.5 million, up 42% year-over-year. • Maintenance revenue was $122.8 million, up 16% year-over-year. • Perpetual license revenue was $20.4 million, down 11% year-over-year. • Other revenue was $29.8 million, up 19% year-over-year. Q4 FY20 14

Total Revenue

U.S. $ in millions (Y/Y growth rate in %)


$309
38%
Q3'19
$335
36%
Q4'19
$363
36%
Q1'20
$409
37%
Q2'20
$412
33%
Q3'20
$430
29%
Q4'20

Revenue by type

% of total revenue


7%
7%
32%
54%
Q3'19
7%
7%
32%
54%
Q4'19
8%
7%
30%
55%
Q1'20
8%
7%
29%
56%
Q2'20
7%
5%
29%
59%
Q3'20
7%
4%
29%
60%
Q4'20
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q4 FY20
15

Margins and operating expenses

(in thousands)

	Q4'20	Q4'19
Gross margin		
IFRS gross margin	83.7%	81.7%
Non-IFRS gross margin	86.1%	85.9%
Total operating expenses		
IFRS operating expenses	$363,644	$305,901
Non-IFRS operating expenses	$288,247	$231,371
Research and development expenses		
IFRS research and development expenses	$210,738	$170,321
Non-IFRS research and development expenses	$158,534	$123,296
% of total revenues	*36.8%*	*36.9%*
Marketing and sales expenses		
IFRS marketing and sales expenses	$77,892	$76,600
Non-IFRS marketing and sales expenses	$66,485	$62,215
% of total revenues	*15.4%*	*18.6%*
General and administrative expenses		
IFRS general and administrative expenses	$75,014	$58,980
Non-IFRS general and administrative expenses	$63,228	$45,860
% of total revenues	*14.7%*	*13.7%*
Operating income		
IFRS operating loss	$(3,280)	$(32,444)
Non-IFRS operating income	$82,453	$55,898
% of total revenues	*19.2%*	*16.7%*

Headcount

Total employee headcount was 4,907 at the end of Q4'20, an increase of 450 employees since the end of Q3'20. The increase was across all major organizations, with the majority in R&D.

Net income

IFRS net loss was $385.2 million, or ($1.56) per diluted share, for Q4'20 compared with an IFRS net loss of $237.5 million, or ($0.99) per diluted share, for Q4'19. Non-IFRS net income was $63.0 million, or $0.25 per diluted share, for Q4'20 compared with non-IFRS net income of $51.2 million, or $0.20 per diluted share, for Q4'19.

Balance sheet

Atlassian finished Q4'20 with $2.2 billion in cash and cash equivalents and short-term investments.

Free cash flow

Cash flow from operations for Q4'20 was $123.3 million, while capital expenditures totaled $15.8 million and payments of lease obligations totaled $11.8 million, resulting in free cash flow of $95.7 million. Free cash flow margin for Q4'20, defined as free cash flow as a percentage of revenue, was 22.2%.

ATLASSIAN Q4 FY20

16

Financial targets

	IFRS Three Months Ending September 30, 2020
Revenue	$430 million to $445 million
Gross margin	84%
Operating margin	0%
Net loss per share - diluted	($0.06) to ($0.05)
Weighted-avg. shares used in computing diluted IFRS net loss per share	247 million to 249 million

	Non-IFRS Three Months Ending September 30, 2020
Gross margin	86%
Operating margin	21%
Net income per share - diluted	$0.26 to $0.27
Weighted-avg. shares used in computing diluted non-IFRS net income per share	253 million to 255 million

We are not providing guidance for fiscal 2021 given the significantly increased variability in our outlook. At the same time, we have provided additional context below that we believe will shape our results in the coming year.

Revenue

Consistent with our strategy, our server business is slowing. In fiscal 2021, we expect that server revenue will contract relative to fiscal 2020 revenue. Continued significant investments in the cloud, combined with our pricing strategy and other incentives, have made our cloud products increasingly attractive to customers. 95% of new customers land directly in our cloud products, while existing, more mature, server customers expand at slower rates of growth.

In fiscal 2021, we expect to see the following trends:

- Perpetual license revenue (driven by new server sales and upgrades) will decline by approximately 50% year-over-year.
- Maintenance revenue (driven by server renewals) will be approximately flat year-over-year as we expect a smaller impact from price increases and a growing impact from server migrations.
- The decline in license and maintenance revenues will be more pronounced in 2H relative to 1H.

Across our deployment options, we expect to see less revenue growth in fiscal 2021 from pricing and packaging.

- Pricing will have a modest contribution to revenue growth in fiscal 2021, in contrast to prior fiscal years. Any pricing optimizations will be specifically targeted to support our long-term business strategy.
- We will offer generous "loyalty discounts" to incentivize eligible existing, enterprise server customers to migrate to our cloud products.
- We will also continue to support our customers that are facing challenging times as a result of COVID-19's impact on the macroeconomy.

ATLASSIAN Q4 FY20 17

The above choices will create a negative short-term growth impact, but they are absolutely the right decisions for our customers. These decisions are also consistent with our strategy to remain focused on the long-term. Over time, we will benefit from the migration to the cloud, where lifetime value economics are stronger. The cloud allows us to better understand customer usage, more effectively up-sell and cross-sell products to customers, and ultimately build stronger products. Profitability In fiscal 2021, we will invest in the face of business headwinds. During the coming year, we plan to hire 1,000+ new Atlassians, with the significant majority in R&D. This reflects our long-term view and willingness to invest for durable growth over the next decade, and will cause our operating and free cash flow margins to decline in fiscal 2021 relative to fiscal 2020. We expect the following dynamics to impact our margins in fiscal 2021: • Gross margin will decrease modestly in fiscal 2021, as more business continues to shift to the cloud. We expect gross margins to be lower in 2H than in 1H. • Operating margin will decline in fiscal 2021 as server revenues contract and we continue to invest heavily in R&D. We will invest in our cloud platform, supporting micro-services, improving migration tools, developing new products, and driving product improvements. We expect operating margins to be lower in 2H than in 1H. • Free cash flow will be impacted by a greater amount than operating margin as a result of our business mix shift towards the cloud. The maintenance contracts for our server products are only offered on annual terms. We offer subscriptions for our cloud products on annual or monthly terms, and approximately 75% of our cloud customers opt for monthly billing. The shift to the cloud and the related shift in billing term creates a larger headwind on free cash flow than the impact we see on revenue. To highlight this, at the end of Q4’20, cloud comprised approximately only 25% of our total deferred revenue balances in comparison to slightly less than 50% of total revenue. • Free cash flow will also be impacted negatively by approximately $35 million in fiscal 2021 due to higher cash taxes of approximately $17 million and lower interest income of approximately $18 million. Q4 FY20 18

COVID-19 impacts Given the evolving impact of COVID-19 on both public health and the macroeconomy, we expect to continue to see a negative impact on our business in fiscal 2021. We serve a highly diverse set of customers across all business sizes, geographies, and industries - one of our major competitive advantages. However, serving 174,000+ customers means we have exposure to economically-impacted sectors and the SMB economy, which comprises the majority of our cloud customer base. We expect COVID-19 to have a greater impact on our revenue in fiscal 2021 than we saw in fiscal 2020. As we navigate this challenging environment, we will continue to focus on delivering value to customers and realizing our long-term goals. Q4 FY20 19

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Fiscal Year Ended June 30, 2020	Fiscal Year Ended June 30, 2019
Revenues:				
Subscription	$ 257,521	$ 180,917	$ 931,455	$ 633,950
Maintenance	122,774	105,767	469,350	394,526
Perpetual license	20,365	22,824	95,162	93,593
Other	29,816	25,078	118,206	88,058
Total revenues	430,476	334,586	1,614,173	1,210,127
Cost of revenues (1) (2)	70,112	61,129	268,807	210,285
Gross profit	360,364	273,457	1,345,366	999,842
Operating expenses:				
Research and development (1) (2)	210,738	170,321	763,188	579,134
Marketing and sales (1) (2)	77,892	76,600	299,683	268,356
General and administrative (1)	75,014	58,980	268,409	215,714
Total operating expenses	363,644	305,901	1,331,280	1,063,204
Operating income (loss)	(3,280)	(32,444)	14,086	(63,362)
Other non-operating expense, net	(383,234)	(157,473)	(338,486)	(535,453)
Finance income	3,390	9,272	27,801	33,500
Finance costs	(12,484)	(10,217)	(49,610)	(40,241)
Loss before income tax benefit (expense)	(395,608)	(190,862)	(346,209)	(605,556)
Income tax benefit (expense)	10,385	(46,655)	(4,445)	(32,065)
Net loss	$ (385,223)	$ (237,517)	$ (350,654)	$ (637,621)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (1.56)	$ (0.99)	$ (1.43)	$ (2.67)
Diluted	$ (1.56)	$ (0.99)	$ (1.43)	$ (2.67)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	246,909	241,121	244,844	238,611
Diluted	246,909	241,121	244,844	238,611

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Fiscal Year Ended June 30, 2020	Fiscal Year Ended June 30, 2019
Cost of revenues	$ 5,133	$ 5,294	$ 19,787	$ 17,450
Research and development	52,162	47,005	204,150	149,049
Marketing and sales	9,058	10,713	41,960	39,303
General and administrative	11,786	13,120	47,498	51,960

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Fiscal Year Ended June 30, 2020	Fiscal Year Ended June 30, 2019
Cost of revenues	$ 5,203	$ 8,518	$ 29,509	$ 27,997
Research and development	42	20	166	60
Marketing and sales	2,349	3,672	12,860	28,744

ATLASSIAN Q4 FY20

20

ATLASSIAN CORPORATION PLC

Consolidated statements of financial position

(U.S. $ in thousands)

	June 30, 2020 (unaudited)	June 30, 2019
Assets		
Current assets:		
Cash and cash equivalents	$ 1,479,969	$ 1,268,441
Short-term investments	676,072	445,046
Trade receivables	112,019	82,525
Tax receivables	1,509	707
Derivative assets	327,487	215,156
Prepaid expenses and other current assets	46,730	30,236
Total current assets	2,643,786	2,042,111
Non-current assets:		
Property and equipment, net	97,648	81,459
Deferred tax assets	35,351	17,084
Goodwill	645,140	608,907
Intangible assets, net	129,690	150,975
Right-of-use assets, net	217,683	—
Other non-current assets	124,774	76,722
Total non-current assets	1,250,286	935,147
Total assets	$ 3,894,072	$ 2,977,258
Liabilities		
Current liabilities:		
Trade and other payables	$ 202,570	$ 159,487
Tax liabilities	19,583	11,703
Provisions	14,291	8,983
Deferred revenue	573,813	440,954
Lease obligations	34,743	—
Derivative liabilities	1,284,596	855,005
Current portion of exchangeable senior notes, net	889,183	853,576
Total current liabilities	3,018,779	2,329,708
Non-current liabilities:		
Deferred tax liabilities	31,304	13,872
Provisions	9,493	6,082
Deferred revenue	27,192	27,866
Lease obligations	229,825	—
Other non-current liabilities	2,173	34,263
Total non-current liabilities	299,987	82,083
Total liabilities	3,318,766	2,411,791
Equity		
Share capital	24,744	24,199
Share premium	459,892	458,166
Other capital reserves	1,130,918	816,660
Other components of equity	76,144	32,079
Accumulated deficit	(1,116,392)	(765,637)
Total equity	575,306	565,467
Total liabilities and equity	$ 3,894,072	$ 2,977,258

ATLASSIAN Q4 FY20

21

ATLASSIAN CORPORATION PLC

Consolidated statements of cash flows

(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Fiscal Year Ended June 30, 2020	Fiscal Year Ended June 30, 2019
Operating activities				
Loss before income tax expense	$ (395,608)	$ (190,862)	$ (346,209)	$ (605,556)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:				
Depreciation and amortization	13,123	15,845	62,271	70,248
Depreciation of right-of-use assets	8,955	—	35,127	—
Gain on sale of investments, disposal of assets and other	(138)	(12)	(993)	(2,357)
Net unrealized foreign currency loss (gain)	1,670	(136)	(1,503)	(770)
Share-based payment expense	78,139	76,132	313,395	257,762
Net unrealized loss on exchange derivative and capped call transactions	382,696	156,321	335,953	533,908
Amortization of debt discount and issuance cost	9,063	8,638	35,608	33,939
Interest income	(3,390)	(9,272)	(27,801)	(33,500)
Interest expense	3,421	1,579	14,002	6,302
Changes in assets and liabilities:				
Trade receivables	(18,229)	(14,584)	(29,440)	(30,211)
Prepaid expenses and other assets	(3,014)	14,292	(10,608)	1,085
Trade and other payables, provisions and other non-current liabilities	26,080	19,419	51,532	75,624
Deferred revenue	17,798	33,556	131,535	122,502
Interest received	4,801	8,372	29,217	30,328
Tax refunds received (income tax paid), net	(2,026)	(1,562)	(17,876)	7,038
Net cash provided by operating activities	123,341	117,726	574,210	466,342
Investing activities				
Business combinations, net of cash acquired	(15,229)	(155,041)	(53,212)	(418,595)
Purchases of intangible assets	—	(1,260)	—	(2,110)
Purchases of property and equipment	(15,844)	(19,563)	(35,709)	(44,192)
Proceeds from sales of property, equipment and intangible assets	—	—	—	3,721
Purchases of investments	(34,450)	(295,389)	(985,931)	(648,036)
Proceeds from maturities of investments	88,011	167,438	513,268	485,021
Proceeds from sales of investments	7,857	11,803	245,498	20,545
Increase in restricted cash	(2,085)	—	(2,085)	(552)
Payment of deferred consideration	(760)	—	(760)	—
Net cash provided by (used in) investing activities	27,500	(292,012)	(318,931)	(604,198)
Financing activities				
Proceeds from exercise of share options	317	713	1,802	3,542
Payment of exchangeable senior notes issuance costs	—	—	—	(410)
Payments of lease obligations	(11,790)	—	(38,125)	—
Interest paid	(3,125)	(3,125)	(6,250)	(6,319)
Repayment of exchangeable senior notes	—	—	(2)	—
Net cash used in financing activities	(14,598)	(2,412)	(42,575)	(3,187)
Effect of exchange rate changes on cash and cash equivalents	5,533	(145)	(1,176)	(855)
Net increase (decrease) in cash and cash equivalents	141,776	(176,843)	211,528	(141,898)
Cash and cash equivalents at beginning of period	1,338,193	1,445,284	1,268,441	1,410,339
Cash and cash equivalents at end of period	$ 1,479,969	$ 1,268,441	$ 1,479,969	$ 1,268,441

ATLASSIAN Q4 FY20

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ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Fiscal Year Ended June 30, 2020	Fiscal Year Ended June 30, 2019
Gross profit				
IFRS gross profit	$ 360,364	$ 273,457	$ 1,345,366	$ 999,842
Plus: Share-based payment expense	5,133	5,294	19,787	17,450
Plus: Amortization of acquired intangible assets	5,203	8,518	29,509	27,997
Non-IFRS gross profit	$ 370,700	$ 287,269	$ 1,394,662	$ 1,045,289
Operating income				
IFRS operating income (loss)	$ (3,280)	$ (32,444)	$ 14,086	$ (63,362)
Plus: Share-based payment expense	78,139	76,132	313,395	257,762
Plus: Amortization of acquired intangible assets	7,594	12,210	42,535	56,801
Non-IFRS operating income	$ 82,453	$ 55,898	$ 370,016	$ 251,201
Net income				
IFRS net loss	$ (385,223)	$ (237,517)	$ (350,654)	$ (637,621)
Plus: Share-based payment expense	78,139	76,132	313,395	257,762
Plus: Amortization of acquired intangible assets	7,594	12,210	42,535	56,801
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	391,759	164,959	371,561	567,847
Less: Income tax effects and adjustments	(29,256)	35,429	(88,030)	(30,243)
Non-IFRS net income	$ 63,013	$ 51,213	$ 288,807	$ 214,546
Net income per share				
IFRS net loss per share - diluted	$ (1.56)	$ (0.99)	$ (1.43)	$ (2.67)
Plus: Share-based payment expense	0.33	0.32	1.27	1.05
Plus: Amortization of acquired intangible assets	0.03	0.05	0.17	0.23
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.57	0.68	1.49	2.37
Less: Income tax effects and adjustments	(0.12)	0.14	(0.35)	(0.12)
Non-IFRS net income per share - diluted	$ 0.25	$ 0.20	$ 1.15	$ 0.86
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	246,909	241,121	244,844	238,611
Plus: Dilution from share options and RSUs (1)	6,000	8,860	6,811	9,609
Weighted-average shares used in computing diluted non-IFRS net income per share	252,909	249,981	251,655	248,220
Free cash flow				
IFRS net cash provided by operating activities	$ 123,341	$ 117,726	$ 574,210	$ 466,342
Less: Capital expenditures	(15,844)	(19,563)	(35,709)	(44,192)
Less: Payments of lease obligations	(11,790)	—	(38,125)	—
Free cash flow (2)	$ 95,707	$ 98,163	$ 500,376	$ 422,150

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal year ended June 30, 2020 and 2019 because the effect would have been anti-dilutive.

(2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

ATLASSIAN Q4 FY20

23

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS financial targets

(U.S. $)

	Three Months Ending September 30, 2020
Revenue	**$430 million to $445 million**
IFRS gross margin	**84%**
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	**86%**
IFRS operating margin	**0%**
Plus: Share-based payment expense	19
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	**21%**
IFRS net loss per share - diluted	**($0.06) to ($0.05)**
Plus: Share-based payment expense	0.33
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04
Less: Income tax effects and adjustments	(0.08)
Non-IFRS net income per share - diluted	**$0.26 to $0.27**
Weighted-average shares used in computing diluted IFRS net loss per share	**247 million to 249 million**
Dilution from share options and RSUs (1)	6 million
Weighted-average shares used in computing diluted non-IFRS net income per share	**253 million to 255 million**

(1) The effect of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending September 30, 2020.

ATLASSIAN Q4 FY20

24

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, strategy, go-to-market model, acquisitions, outlook, future responses to and effects of the COVID-19 pandemic, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period- to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases, payments of lease obligations are also deducted. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Capital expenditures and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share- based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our results of operations from period to period. Q4 FY20 25

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.   Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 174,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https:// atlassian.com. Investor relations contact: Martin Lam & Matt Sonefeldt, IR@atlassian.com  Media contact: Jake Standish, press@atlassian.com Q4 FY20 26